RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV, 89002

June 17, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Long

Re:	RX Safes, Inc. Registration Statement on Form S-1 Filed April 29, 2014 File No. 333-193800

Dear Mrs. Long:

I write on behalf of RX Safes, Inc., (the “Company”) in response to Staff’s letter of May 9, 2014, by Pamela Long, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed April 29, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.	Refer to comment 24 in our letter dated March 5, 2014. We note that in your disclosure you cite various statistics, but do not always fully identify their related sources. For example, we note your statement on page 25 that “[a]ccording to a market research study conducted by SK&A …” but you do not provide any information on SK&A or the study used as the basis of your disclosure, including the date of the study. Please revise your disclosure accordingly. Please comply with this comment also with respect to identifying what the “2012 Monitoring the Future survey” is, as well as providing support for your statistic that “98% of US households do not lock up their medications” set forth in “The drug safety product market is a fledging industry…” risk factor on page seven.

In response to this comment, we have removed the reference to SK&A in the amended registration statement and have added the necessary disclosure as it relates to the “2012 Monitoring the Future Survey.” We have also amended the language relating to the statement that “98% of households not lock up their medications” in the risk factors of the amended registration statement, to state that “according to our own independent findings and industry knowledge, it still appears that many households do not lock up their medications.”

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Plan of Distribution, page 16

2.	We note your response to comment 17 in our letter dated March 5, 2014. Your website indicates a third party, Wall Street Buy Sell Hold Inc., is the contact for Investor Relations. With a view towards disclosure, please explain to us this company’s role, if any, with regards to this offering, and any other services that this firm provides to the company.

In response to this comment, we have added the necessary disclosure explaining the services that Wall Street Buy Sell Hold will be providing for the Company in the Description of Business Section of the amended registration statement. Wall Street will have no role at all in the Company’s offering. Wall Street will be assisting us with strategic business planning, and with investor and public relations services.

Description of Business, page 23

The Problem and Challenge, page 24

3.	Please revise your disclosure to explain what an ED visit is.

In response to this comment, ED was a typo and should have been written ER, which is an abbreviation for Emergency Room. This has been corrected in the amended registration statement.

Technology, page 26

4.	We note your response to comment 32 in our letter dated March 5, 2014. It appears that the Authentec sensors are material to the integrity of your product. Please include a risk factor addressing the impact to your business if Authentec stops supplying you its sensors.

In response to this comment, we have added the requested risk factor and have further provided an update on the status of Authentec and the supply of fingerprint sensors we incorporate into our products in the Description of Business portion of the amended registration statement.

5.	Please revise your disclosure to provide the basis for your disclosure that Authentec is “the global leader in silicon fingerprint technology…”

In response to this comment, we have removed the reference to Authentec being “the global leader in the silicon fingerprint technology” in the amended registration statement.

Consumer Market, page 30

6.	We note your supplemental response to comment 35 in our letter dated March 5, 2014. As of the date of this amendment, your products are not currently available on any of the retailer websites as presented on your website. Please clearly disclose this fact in your next amendment, and make the necessary changes to your website. Please comply with this comment also with respect to your website disclosures indicating that Amerisource Bergen is currently a distributor of your product. We note that in response to comment 36 in our letter dated March 5, 2014 you revised your prospectus disclosures to indicate that “you are not a supplier to Amerisource Bergen.”

In response to this comment, we have made the necessary disclosure in the Description of Business portion of the amended registration statement that we are not presently selling product through any of the retailers we reference. We have removed any reference to the retailers and distributors on our website per your request.

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Medical Professionals, page 33

7.	In response to comment 39 in our letter dated March 5, 2014, you disclose that you have received endorsements from Drs. Karim and Renna. Note 7 to your financial statements indicates that the marketing agreements with both physicians terminated in 2012. With a view towards disclosure, please tell us whether these physicians continue to endorse your product, despite the termination of their respective marketing agreements. Please revise your disclosure to the extent necessary.

In response to this comment, we have revised our disclosure in the Description of Business portion of the amended registration statement to reflect that Dr’s Karim and Renna continue to endorse our products during the course of their business, by recommending the safe storage of drugs to their patients and suggesting the Rx DrugSAFE as the best option. They will not receive any additional compensation for this despite the fact that their respective agreements have expired.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 40

Plan of Operation, page 40

8.	We note your revised disclosure in response to comment 15 in our letter dated March 5, 2014. Please include a tabular presentation of your plan of operations for the next 12 months identifying the steps, the timeframe and the needed capital to achieve the various milestones noted in your disclosure. Please provide this disclosure assuming the sale of 25%, 50%, 75% and 100% of the shares subject to the registration statement.

In response to this comment, we have included a tabular presentation for the next 12 months in the Plan of Operations section of the amended registration statement, assuming the sale of 25%, 50%, 75% and 100% of the shares subject to the registration statement.

Liquidity and Capital Resources, page 43

9.	Please include here a discussion regarding your $50,000 line of credit agreement with Axius, disclosing also the material terms of this agreement. Please disclose the $100,000 Master Promissory Note entered into with Ms. Yarde as discussed in Note 10 to the financial statements, under Certain Relationships and Related Party Transactions on page 44. Additionally, please file these agreements as exhibits to your registration statement.

In response to this comment, the material terms of the Master Promissory Notes with Axius and Lorraine Yarde are discussed under Liquidity and Capital Resources and Certain Relationships and Related Party Transactions in the amended registration statement. Copies of the respective agreements are attached as Exhibits to the amended registration statement.

Emerging Growth Company Status, page 44

10.	We note your supplemental response to comment 46 in our letter dated March 5, 2014. Although you have opted out of the extended transition period for complying with new or revised accounting standards, you are currently using emerging growth company disclosure exemptions, such as scaled executive compensation disclosure and only two years of audited financial statements, both of which will be available to you as a smaller reporting company. Please revise your disclosure to identify the emerging growth company exemptions that would be available to you as a smaller reporting company.

In response to this comment, the Company revised its disclosure to identify the emerging growth company exemptions that would be available to it as a smaller reporting company.

Certain Relationships and Related Party transactions, page 45

11.	We note your revised disclosure in response to comment 47 in our letter dated March 5, 2014. To the extent that a portion of the $17,000 amount represents fees earned by Ms. Yarde, then those earned fees must be disclosed as “All Other Compensation” in the summary compensation table. Please advise or revise your disclosure accordingly.

In response to this comment, please note that in the revised disclosure in response to comment 47 in your letter dated March 5, 2014, we incorrectly stated that payments totaling $17,000 were made directly to principals in 2013. There were no payments made directly to principals during the period. Accordingly, we have removed the incorrect statement in the amended registration statement.

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12.	We note your response to comment 50 in our letter dated March 5, 2014; however, Mr. Basile was a director of your company within the period required for related party transactions because August 2, 2012 is within two fiscal years preceding your most recently completed fiscal year. See Instruction 1 to Item 404 of Regulation S-K. Please address our prior comment 50 in full.

In response to this comment, the Company included the related party transactions involving Mr. Mark Basile in the amended registration statement.

Executive Compensation, page 45

Summary Compensation Table, page 45

13.	With a view towards disclosure, please explain to us why the value of Ms. Yarde’s 2012 stock award decreased from $5,000,000 in your initial filing to $1,000,000 in your most recent amendment.

In response to this comment, in the initial filing, we incorrectly used the pre-split share price ($.25) to calculate the value of the stock award. In our most recent amendment we changed the value of Ms. Yarde’s 2012 stock award to $1,000,000 using the correct share price ($.05).

Outstanding Equity Awards Since Inception, page 45

14.	The descriptive heading to this tabular disclosure is inaccurate. Please revise to provide disclosure of “Outstanding Equity Awards at Fiscal Year End” [emphasis added]. See Item 402(p) of Regulation S-K.

In response to this comment, the Company revised the heading as required by Item 402 of Regulation S-K.

Financial Statements

General

15.	Please ensure that your financial statements and corresponding financial information comply with Rule 8-08 of Regulation S-X.

In response to this comment, the Company included the March 31, 2014 financials in the amended registration statement.

Statements of Stockholders’ Deficit, page F-4

16.	Please also provide an audited statement of stockholder’s deficit for the year ended December 31, 2013. Refer to ASC 505-10-50-2.

In response to this comment, the Company included an audited statement of Stockholders Deficit for the Year ended December 31, 2013 in the amended registration statement.

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17.	We note your response to comment 54 of our letter dated March 5, 2014. The statements of stockholders’ deficit continue to indicate that the cumulative amounts from inception through the latest audited balance sheet are unaudited. Please advise or revise as necessary.

In response to this comment, the Company revised as requested.

18.	The heading on the notes to the financial statements refer to December 31, 2011 and December 31, 2012 rather than December 31, 2012 and December 31, 2013. Please revise.

In response to this comment, the headings are corrected in the amended registration statement.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

General

19.	You discuss your research and product development activities throughout the filing including on page 39. In this regard, please disclose your accounting policy for research and development costs as well as the amount of research and development costs recorded each period presented. Refer to ASC 730-10-50.

In response to this comment, our accounting policy for research and development has been included as requested.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Lorraine Yarde

Lorraine Yarde

Enclosure (Acknowledgment by the Company)

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RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV 89002

Via EDGAR

June 17, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	RX Safes, Inc. Registration Statement on Form S-1 Filed April 29, 2014 File No. 333-193800

Dear Mrs. Long:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 6, 2014 by Pamela Long, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RX Safes, Inc.

/s/ Lorraine Yarde

By:	Lorraine Yarde
Chief Executive Officer

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